morphosys

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried/Planegg
Germany

Telefon: +49 (0)89 899 27-0
Fax: +49 (0)89 899 27-222
Email: info@morphosys.com
Internet: www.morphosys.com

MorphoSys AG • Postfach 16 58 • 82145 Planegg

Fedex!!

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Mailstop: Room 3628

07025812

SUPPL

06 Aug, 2007

MorphoSys AG: 082-34915

Dear Madam,

Dear Sir,

Please find enclosed all publications made available to our shareholders since our last report.

If you have further questions please do not hesitate to contact us.

Best regards -

MorphoSys AG

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

pp Dr. Claudia Gutjahr-Löser
Head of
Corporate Communications

Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122
gutjahr@morphosys.com

Gerlinde Haring
Team Assistant
Corporate Communications

Tel.: +49 89 899 27-404
Fax: +49 89 899 27-5404
gerlinde.haring@morphosys.com

Enclosure
MorphoSys AG (082-34915)

- Press Release(s):

07/30/2007 MorphoSys Reports Six Months 2007 Results

06 Aug, 2007 (GHR)

morphosys

Press Release
Martinsried/Munich, Germany, July 30, 2007

MorphoSys Reports Six Months 2007 Results

MorphoSys AG (Frankfurt: MOR; Prime Standard Segment, TecDAX) today reported financial results according to IFRS for its first six months ended June 30, 2007. During the first half of 2007, the operating profit amounted to EUR 3.5 million (H1 2006: EUR 5.6 million). Total Group revenues increased by 8% to EUR 28.6 million (H1 2006: EUR 26.5 million). MorphoSys's cash position amounted to EUR 102.1 million at the end of the second quarter of 2007, compared to EUR 66.0 million at year-end 2006.

Events of the Second Quarter 2007:

- During the ASCO (American Society of Oncology) meeting in Chicago in June 2007, MorphoSys presented preliminary preclinical data for MOR202, its proprietary therapeutic antibody of MorphoSys, designed to treat Multiple Myeloma. At the conference, MorphoSys showed that in an *in vivo* animal model, MOR202 demonstrated superior efficacy in comparison to Velcade, one of the better therapeutic options for Multiple Myeloma patients currently on the market.
- Clinical milestone in partnered therapeutic antibody program achieved – the third HuCAL-based antibody to begin human clinical trials
- Existing partnered therapeutic antibody pipeline increased to 45 programs in total, of which currently three are in phase 1 clinical development, 17 in pre-clinical development, and 25 in research.
- MorphoSys successfully completed EUR 32.6 million equity issue in private placement to investors in Europe and North America
- During the second quarter of 2007, the collaborations with Bristol-Myers Squibb and Chemicon were successfully concluded

"During the first six months of 2007, our overall business performed positively" commented Dave Lemus, Chief Financial Officer of MorphoSys AG. "While the AbD segment's performance for the year's first six months came in somewhat beneath our expectations, several measures have been undertaken with the aim of achieving the units profitability goal for the year."

Financial Review of the First Half Year 2007 (IFRS):

Group revenues increased by 8% in the first six months of 2007 to EUR 28.6 million (H1 2006: EUR 26.5 million). The increase is due mainly to higher levels of funded research and licensing fees in the therapeutic antibody segment and increased sales levels in the AbD segment. Revenues arising from the Therapeutic Antibodies segment amounted to EUR 18.7 million or 65% of total Group revenues, which included success-based payments in the amount of EUR 4.0 million. The AbD segment contributed EUR 9.9 million or 35% to total revenues.

Total operating expenses for the first six months of 2007 amounted to EUR 25.1 million, compared to EUR 21.0 million in the same period of 2006. Cost of goods sold (COGS) amounted to EUR 4.2 million (H1 2006: EUR 4.0 million), representing cost of sales for goods sold by the AbD segment. Research and development costs increased to EUR 10.5 million from EUR 7.9 million; sales, general & administrative expenses amounted to EUR 10.5 million compared to EUR 9.1 million in the previous year. Stock-based compensation, reported as components within COGS, R&D and S,G&A expenses, increased to EUR 0.7 million (H1 2006: EUR 0.6 million). Operating profit for the first six months of 2007 reached EUR 3.5 million (H1 2006: EUR 5.6 million). Non-operating expenses, including tax expenses, in the first six months of 2007 rose from EUR 1.0 million in H1 2006 to EUR 1.4 million in 2007.

In the first half of 2007, MorphoSys achieved a net income of EUR 2.0 million, compared to a net income of EUR 4.5 million in the same period of the previous year. Diluted net income per share for the first six months of 2007 amounted to EUR 0.29 (H1 2006: EUR 0.70).

On June 30, 2007, MorphoSys held cash, cash equivalents and available-for-sale financial assets of EUR 102.1 million, compared to EUR 66.0 million on December 31, 2006.

The number of shares issued at June 30, 2007 was 7,376,890, compared to 6,715,322 at December 31, 2006, reflecting the Company's private placement successfully concluded in May 2007.

Second Quarter - 2007:

In the second quarter of 2007, the Company generated revenues of EUR 14.5 million, compared to EUR 11.7 million in the same quarter of 2006. Total operating expenses amounted to EUR 12.4 million, compared to EUR 10.8 million in the same period of 2006. The resulting profit from operations for the second quarter of 2007 amounted to EUR 2.1 million, compared to EUR 0.9 million in the second quarter of 2006. A net profit of EUR 1.4 million resulted for the second quarter of 2007, compared to net loss of EUR 0.4 million during the same period of 2006.

Financial Outlook

MorphoSys left its financial guidance for 2007 unchanged at the Group level for revenues. However, the Company reduced its AbD segment profit goal from up to 10% of segment operating profit to up to 5% of segment operating profit. Company projects total revenues of EUR 60 to 65 million, and profit from operations of EUR 7 to 10 million for fiscal year 2007.

MorphoSys will hold a public conference call today at **10:00 am CEST** to present the financial results of the first six months 2007.

Dial-in number for the Conference Call: +49 (0)69 9897 2623 (listen-only)

U.K. residents: +44 (0)20 7138 0843 (listen-only)

Please dial in 10 minutes before the beginning of the conference.

A replay and the manuscript of the conference call will be available on http://www.morphosys.com/conferencecalls

About MorphoSys:

MorphoSys develops and applies innovative technologies for the production of synthetic antibodies, which accelerate drug discovery and target characterization. Founded in 1992, the Company's proprietary Human Combinatorial Antibody Library (HuCAL) technology is used by researchers worldwide for human antibody generation. The Company currently has licensing agreements and/or research collaborations with Astellas (Japan), Bayer-Schering (USA/Germany), Boehringer Ingelheim (Germany), Bristol-Myers Squibb (USA), Centocor Inc. (USA), Daiichi Sankyo & Co., Ltd. (Japan), GPC Biotech AG (Germany), Hoffmann-La Roche AG (Switzerland), ImmunoGen Inc. (USA), Merck & Co., Inc. (USA), Novartis AG (Switzerland), Novoplant GmbH (Germany), OncoMed Pharmaceuticals, Inc. (USA), Pfizer Inc. (USA), ProChon Biotech Ltd. (Israel), Schering-Plough (USA), Shionogi & Co., Ltd. (Japan), Xoma Ltd. (USA) and others. Additionally, MorphoSys is active in the antibody research market through its AbD Serotec business unit. The business unit was founded in 2003 for the purpose of exploiting the MorphoSys non-therapeutic antibody markets. MorphoSys' activities in the research antibody segment were significantly strengthened through the acquisition of the U.K. and U.S.-based Biogenesis Group in January 2005 and Serotec Group in 2006. For further information please visit the corporate website at: http://www.morphosys.com/

HuCAL® and HuCAL GOLD® are registered trademarks of MorphoSys AG

Statements included in this press release which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbour provided by Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words including "anticipates", "believes", "intends", "estimates", "expects" and similar expressions. The company cautions readers that forward-looking statements, including without limitation those relating to the company's future operations and business prospects, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors that may affect future operations and business prospects include, but are not limited to, clinical and scientific results and developments concerning corporate collaborations and the company's proprietary rights and other factors described in the prospectus relating to the company's recent public offering.

For more information, please contact MorphoSys:

Dave Lemus
Chief Financial Officer
Tel: +49 (0) 89 / 899 27-439
Fax: +49 (0) 89 / 899 27-5439
investors@morphosys.com

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel: +49 (0) 89 / 899 27-122
Fax: +49 (0) 89 / 899 27-5122
gutjahr-loeser@morphosys.com

Mario Brkulj
Manager Public Relations
Tel: +49 (0) 89 / 899 27-454
Fax: +49 (0) 89 / 899 27-5454
brkulj@morphosys.com



2nd Interim Report January – June 2007

morphosys
Engineering the Medicines of Tomorrow

Contents

MorphoSys Group:
2nd Interim Report
January – June 2007

Dear Shareholders,

During the first six months of 2007, MorphoSys´s business continued to perform positively. Group revenues increased by approximately 8%, from last year's € 26.5 million to € 28.6 million whereas Company operating profit decreased by 38% to € 3.5 million due to increased R&D spending.

A signficant event occurring in the second quarter was the filing of an IND (investigational new drug application) for a third HuCAL-based therapeutic antibody. More specifically, an undisclosed pharma partner filed all necessary documentation to initiate a Phase 1 clinical trial in the therapeutic area of oncology, which triggered a clinical milestone payment to MorphoSys.

Another significant highlight of the second quarter occurred at the ASCO meeting in Chicago, USA, where MorphoSys presented preliminary preclinical data for MOR202, its proprietary therapeutic antibody of Morphosys, designed to treat Multiple Myeloma. At the conference, MorphoSys showed that in an *in vivo* animal model, MOR202 demonstrated superior efficacy in comparison to Velcade, one of the better therapeutic options for Multiple Myeloma patients currently on the market.

In May 2007, MorphoSys successfully placed 652,188 shares or 10% of the share capital to international institutional investors in Europe and North America, at a price of € 50.00 per share. The issue raised gross proceeds of approximately € 32.6 million raising the Company's cash balance to over € 100 million, and is intended in part to further expand the research antibody business.

In corporate related matters, the Annual Shareholders' Meeting took place in Munich in May. The shareholders confirmed the appointment of Dr. Walter Blättler, formerly Executive Vice President Science and Technology of ImmunoGen, Inc., to the MorphoSys Supervisory Board. Dr. Blättler replaces Prof. Dr. Andreas Plückthun, Professor of Biochemistry, University of Zurich, Switzerland, and co-founder of MorphoSys AG. Additionally, a three-for-one split of the Company's common stock was approved.

Thank you for your continued interest and support of MorphoSys.

Sincerely yours,

Dave Lemus
Chief Financial Officer
MorphoSys AG

Interim Group Management Report: January 1 – June 30, 2007

Industry Overview

The demand for human antibodies as a class of therapeutics continues to be strong, as described recently in MorphoSys's Annual Report 2006. This demand and the continued demand of pharma companies for innovative drugs and technologies were further illustrated by several acquisitions, such as Eisai's acquisition of Morphotek or Roche's takeover of Therapeutic Human Polyclonals (THP). Additionally, AstraZeneca acquired MedImmune in order to increase the portion of biological drugs in its pipeline. Within the research and diagnostic market, Beckman Coulter announced the acquisition of Biosite and Roche acquired BioVeris, both diagnostics companies.

The MorphoSys Share

During the second quarter, several biotech IPOs and secondary offerings competed for investors. To-date, overall biotechnology indices have underperformed the broader markets in 2007. The NASDAQ Biotechnology Index in the first half of 2007 showed a slight plus of 0.5%, while in the same period, the German Prime Biotechnology Index increased in the same period by 5%. After six months, the German TecDAX was up by 25%, mainly driven by the positive development of the stocks of solar-energy companies. The MorphoSys share finished the second quarter of 2007 down 11% from year-end 2006. By comparison, a basket of international antibody companies (Source: BioCentury), also declined by 3%.

Financial Analysis

Revenues

Compared to the same period in the previous year, revenues increased by 8% to € 28.6 million in the first six months of 2007 (June 30, 2006: € 26.5 million). The increase is due to higher levels of funded research and licensing fees and stronger sales in the AbD segment. Revenues arising from the Therapeutic Antibodies segment accounted for 65% or € 18.7 million of total revenues while the AbD segment generated 35% (€ 9.9 million) of the total.

Geographically, 42%, or € 11.9 million, of MorphoSys's commercial revenues were generated with biotechnology and pharmaceutical companies or non-profit organizations located in North America and 58%, or € 16.7 million, with companies located in Europe and Asia. This compares to 36% and 64%, respectively, in the same period of the prior year.

Therapeutic Antibodies Segment

Revenues arising from the Therapeutic Antibodies segment comprised € 14.7 million in funded research and licensing fees (2006: € 12.5 million) as well as € 4.0 million success-based pay-

ments (2006: € 5.0 million), representing 21% of total therapeutic revenues. Approximately 66% of therapeutic antibodies revenues and 43% of total revenues arose from the Company's three largest alliances with Novartis, Centocor and Pfizer (June 30, 2006: Novartis, Centocor and Roche, 69% and 45%, respectively).

Antibodies Direct – AbD Segment

Compared to the same period in the previous year, AbD segment's revenues increased by 10%, or € 0.9 million, to € 9.9 million in the first six months of 2007. The largest part of revenues (approx. 85%), or € 8.4 million, was generated with catalogue and industrial customers, while custom manufacture antibodies contributed 11% or € 1.1 million.

As of June 30, 2007, orders in the amount of € 1.0 million were classified as backorders in the segment.

Operating Expenses

For the first six months of 2007, total operating expenses increased by 20% to € 25.1 million. The rise in operating expenses of € 4.1 million was impacted by R&D expenses increasing by 33% or € 2.6 million, S, G&A expenses increasing by 15% or € 1.4 million and cost of goods sold increasing by 5% or € 0.2 million. Total PPA effects on operating profit amounted to € 0.7 million compared to € 0.8 million in the same period of the prior year.

Stock-based compensation expenses are embedded in COGS, S, G&A and R&D expense amounts. Stock-based compensation for the first six months of 2007 amounted to € 0.7 million (June 30, 2006: € 0.6 million), and is a non-cash charge.

Cost of Goods Sold

Cost of goods sold (COGS) is composed of the AbD segment's cost of goods sold during the first two quarters. COGS rose to € 4.2 million in H1 2007, compared to € 4.0 million in the same period of the prior year. This rise in COGS mainly resulted from higher sales levels during the current year.

Research and Development Expenses

Costs for research and development increased by € 2.6 million to € 10.5 million (June 30, 2006: € 7.9 million) mainly due to higher expenses for product and technology development and personnel costs. The two proprietary products currently being internally developed by MorphoSys are MOR 103 and MOR 202.

Sales, General and Administrative Expenses

Sales, general and administrative expenses amounted to € 10.5 million compared to € 9.1 million in the same period of the previous year. This change was mainly impacted by higher personnel costs due to increased accruals for variable compensation as well as by increased expenses for infrastructure.

Cost by Expenditure Type

For the first six months of 2007, personnel costs amounted to € 9.4 million (June 30, 2006: € 8.2 million) or 37% of total operating expenses, thus representing the largest cost block within operating expenses in the first half of 2007.

Expenses for external services, representing the second-largest block by cost type, mainly included external lab funding, consulting fees and marketing expenses and amounted to € 4.0 million (June 30, 2006: € 2.2 million) or 16% of total operating expenses.

Material costs mainly consisted of consumables, materials and goods employed and accounted for € 3.6 million (June 30, 2006: € 3.0 million) or 14% of total operating expenses.

Non-operating Items

Non-operating income amounted to € 0.2 million (June 30, 2006: expenses of € 0.1 million) and changed as a result of lower interest expenses and increased interest income compared to the same period in 2006. Profit before taxes amounted to € 3.7 million (June 30, 2006: profit before taxes of € 5.4 million).

Taxes

Expenses for current and deferred taxes in the amount of € 1.7 million (June 30, 2006: € 0.9 million) were recognized for the first six months of 2007. The deferred tax asset on tax loss carry-forwards established in 2006 was partially utilized in the first two quarters of 2007, resulting in both current and deferred tax expenses in the first half of 2007.

Operating Profit / Net Profit

Group operating profit amounted to € 3.5 million in the first six months of 2007 (June 30, 2006: € 5.6 million). Earnings before interest and taxes (EBIT) amounted to € 3.5 million, compared to an EBIT of € 5.5 million in the same period of the previous year.

A net profit after taxes of € 2.0 million was achieved for the first six months of 2007, compared to a net profit after taxes of € 4.5 million in the same period of 2006. The resulting basic net profit per share for the six months ended June 30, 2007, amounted to € 0.30 (six months ended June 30, 2006: net profit per share of € 0.71).

Liquidity / Cash Flows

Cash flow from operations amounted to € 4.2 million in the first six months of 2007 (June 30, 2006: € 14.6 million). Investing activities resulted in a cash outflow of € 6.7 million whereas the cash inflow from financing activities amounted to € 32.0 million.

As of June 30, 2007, the Company held € 102.1 million in cash, cash equivalents and available-for-sale financial assets, compared to a year-end 2006 balance of € 66.0 million. Funds were held in two high quality financial institutions, in predominately short-term maturity money funds.

Assets

Total assets rose by € 37.7 million to € 165.5 million as of June 30, 2007, compared to € 127.8 million as of December 31, 2006, mainly as a result of cash generated from the capital increase in May 2007 and cash generated from operations.

Liabilities

In the first six months of 2007, current liabilities decreased from € 18.3 million as of December 31, 2006, to € 17.6 million. This change primarily arose from a decrease in accounts pay-

able which was partly offset by an increase in current deferred revenues. Deferred revenues rose due to payments deriving from contracts signed in the current and previous years.

During the first six months of 2007, an increase of total non-current liabilities by € 3.0 million to € 12.5 million was mainly impacted by non-current deferred revenues, resulting from contracts signed in current and previous years.

Equity

Total stockholders' equity amounted to € 135.4 million as of June 30, 2007, compared to € 100.1 million as of December 31, 2006.

As of June 30, 2007, the total number of shares issued amounted to 7,376,890, of which 7,350,158 were outstanding, compared to 6,715,322 and 6,686,160 as of December 31, 2006, respectively.

The increase of shares outstanding by 663,998 shares arose from the capital increase against cash successfully placed in May 2007 and from the conversion of bonds issued to employees as well as from exercised options. In the first half of 2007, 2,430 of the exercised options related to shares provided by treasury stock. Treasury shares were reduced, accordingly, amounting to 26,732 shares as of June 30, 2007.

Capital Expenditure

MorphoSys's investment in property, plant and equipment amounted to € 0.7 million for the first half of 2007, and increased by € 0.4 million compared to the same period of the prior year. Depreciation of property, plant and equipment for the first six months of 2007 accounted for € 0.7 million, compared to € 0.9 million for the first half of 2006.

During the first six months of 2007, the Company invested € 0.6 million in intangible assets (June 30, 2006: € 0.2 million). Amortization of intangibles amounted to € 1.4 million and increased by € 0.1 million in comparison to the first six months of 2006.

Human Resources

Number and Qualification of Employees

On June 30, 2007 the MorphoSys Group employed 292 people (December 31, 2006: 279). On average, the MorphoSys Group employed 287 people for the first six months of 2007 (H1 2006: 254).

Of the 292 employees, 160 worked in research and development and 132 in sales, general and administration. On June 30, 2007, 69 of MorphoSys's employees had a Ph.D. degree (December 31, 2006: 59).

Of the 292 employees, 162 worked for the Therapeutic Antibodies segment and 130 for the AbD segment.

On June 30, 2007, MorphoSys had one apprenticeship position (December 31, 2006: 1).

Changes in the Supervisory Board

During the Annual Shareholders' Meeting on May 16, 2007, the shareholders confirmed the appointment of Dr. Walter Blättler, formerly Executive Vice President Science and Technology of ImmunoGen, to the MorphoSys Supervisory Board. Dr. Blättler replaces Prof. Dr. Andreas Plückthun, Professor of Biochemistry, University of Zurich, Switzerland, and co-founder of MorphoSys AG.

Legal Structure / Organization

As already communicated in the Q1 2007 Financial Report, MorphoSys has streamlined its corporate structure in order to increase administrative efficiency. The acquired Serotec companies were renamed MorphoSys UK Ltd. (Oxford, UK), MorphoSys US, Inc. (Raleigh, USA), and MorphoSys AbD GmbH *(Dusseldorf, Germany)*. Furthermore, MorphoSys UK Ltd. (former Biogenesis Ltd.) was renamed Poole Real Estate Ltd.

The former Biogenesis, Inc. was merged into the former Serotec, Inc., and subsequently renamed MorphoSys US, Inc. (as per above).

Oxford Biotechnology Ltd. (Oxford, UK) is currently in liquidation.

Research & Development / Alliance Management

The following represents the progress made in proprietary antibody development and existing collaborations throughout the second quarter of 2007:

Therapeutic Antibodies Development

MOR103 – Development on Track

The development of MOR103 remains on track. MorphoSys intends to file all necessary documentation for a phase 1 trial in the second half of 2007.

MOR202 – Positive Interim Data Presented at ASCO

During the ASCO (American Society of Clinical Oncology) meeting in Chicago in June 2007, MorphoSys presented preliminary preclinical data for MOR202. MOR202 is one of MorphoSys's internal development programs targeting the cell surface antigen CD38. CD38 expressed on various cancer types, including certain leukaemia, lymphoma and myeloma. Especially in Multiple Myeloma (MM), which remains an incurable malignancy with a median survival time of 3-4 years, a strong expression has been reported in the majority of patients' tumor samples. By the end of 2006, a lead candidate (MOR202) was selected from several antibodies recognizing different epitopes on CD38 and subjected to *in vitro* and *in vivo* characterization. MOR202 exhibits a favorable binding activity, recognizes CD38 on many cell lines of different cancer origin and most importantly on all primary MM-patient samples tested so far. The MOR202 antibody has demonstrated that it is able to kill CD38-expressing cell lines and primary MM cells from patients efficiently *in vitro*. Finally, in an *in vivo* animal model, excellent efficacy could be

shown, resulting in significantly reduced tumour growth and overall survival, which was even superior to Velcade – a marketed drug for MM therapy – tested in the same model.

Clinical Milestone in Partnered Therapeutic Antibody Program

In June 2007, MorphoSys announced that an undisclosed partner has filed all necessary documentation to initiate a Phase 1 clinical trial with a HuCAL-derived fully human antibody in the therapeutic area of oncology. This achievement marks the third fully human antibody developed with MorphoSys's core technology within its partnerships to enter human clinical trials and triggers a clinical milestone payment to MorphoSys.

Bristol-Myers Squibb (USA)

The research collaboration with Bristol-Myers Squibb, which was originally signed with DuPont Pharmaceuticals in August 1998, was successfully concluded at the end of June 2007.

In July 2000, the two companies announced an expansion of the existing agreement. Under the new agreement, Bristol-Myers Squibb extended its research license to MorphoSys's proprietary HuCAL antibody libraries and the two companies agreed to collaborate in developing a system for fully automated high-throughput antibody generation, called AutoCAL.

In January 2005, the existing license agreement was again expanded. Under the amended agreement, MorphoSys granted Bristol-Myers Squibb access to its HuCAL GOLD library for use in Bristol-Myers Squibb's pharmaceutical discovery programs for target characterization and validation, as well as for therapeutic and diagnostic antibody product development.

AbD Segment

Chemicon International, Inc.

In May 2007, the distribution agreement with Chemicon International, Inc., was early terminated in order to allow for modifications upon the acquisition of the Serotec Group.

Risk Report

In the normal course of business, MorphoSys is subject to a number of risks which are directly linked to the nature of its business. Apart from those risks as described below, all other risks have not changed materially, compared to the situation described in the Annual Report 2006.

Currency Risks

The Group accounts are administered in euros. Due to the nature of its international businesses, a significant portion of revenues and expenses are earned and incurred in currencies other than the euro. Although the euro is the most predominant currency, others, especially the US dollar, and the British pound, and to lesser degrees the Swiss franc and the Japanese yen may experience fluctuations in the exchange rate to the reporting currency of euro, thus impacting Group revenues. The Company examines the necessity of hedging foreign exchange transactions to minimize the currency risk during the year and attempts to address these risks by regularly employing derivative financial instruments. Nevertheless, gains and losses from hedging transactions impact the non-operating result.

Opportunities

The opportunities for the MorphoSys Group have not changed materially compared to the description in the Annual Report 2006.

Outlook

MorphoSys's financial guidance was confirmed in April 2007 on the occassion of the Q1 2007 results. Group guidance for the Company, which estimated full-year 2007 Group revenues between € 60 million and € 65 million, and an operating profit of € 7 million to € 10 million remain unchanged. Goals for the AbD segment have been slightly altered, more specifically, original estimates of an operating profit in this segment of approx. 5 to 10% of revenues have been altered to a range which includes profitability of up to 5% of operating profit.

Consolidated Statements of Operations (IFRS)

	Note	Three Months Ended 06/30/2007 €	Three Months Ended 06/30/2006 €	Six Months Ended 06/30/2007 €	Six Months Ended 06/30/2006 €
Revenues		**14,486,969**	**11,681,492**	**28,606,728**	**26,523,348**
Operating Expenses					
Cost of Goods Sold	2	1,449,224	1,892,614	4,170,244	3,991,538
Research and Development		5,626,921	4,052,172	10,489,464	7,883,564
Sales, General and Administrative		5,288,466	4,851,878	10,477,212	9,088,820
Total Operating Expenses		**12,364,611**	**10,796,664**	**25,136,920**	**20,963,922**
Profit from Operations		**2,122,358**	**884,828**	**3,469,808**	**5,559,426**
Interest Income		193,200	18,953	211,511	36,055
Interest Expense		2,293	43,417	5,259	76,143
Other Income / (Expenses), Net		(158,004)	(329,941)	25,461	(89,754)
Profit before Taxes		**2,155,261**	**530,423**	**3,701,521**	**5,429,584**
Income Tax Expense		759,584	886,610	1,665,770	886,610
Net Profit/(Loss)		**1,395,677**	**(356,187)**	**2,035,751**	**4,542,974**
Basic Net Profit/(Loss) per Share		0.20	(0.05)	0.30	0.71
Diluted Net Profit/(Loss) per Share		0.20	-	0.29	0.70
Shares Used in Computing Basic Net Profit/(Loss) per Share		7,023,836	6,624,548	6,880,800	6,434,788
Shares Used in Computing Diluted Net Profit/(Loss) per Share		7,128,545	-	6,991,914	6,528,446

See accompanying notes to the Consolidated Financial Statements.

Consolidated Balance Sheets (IFRS)

	Note	June 30, 2007 €	December 31, 2006 €
ASSETS			
Current Assets			
Cash and Cash Equivalents		33,302,059	3,765,320
Available-for-sale Financial Assets		68,806,196	62,260,552
Accounts Receivable		6,790,745	3,699,386
Other Receivables		151,911	110,734
Inventories, Net		3,528,416	3,511,405
Prepaid Expenses and Other Current Assets		2,191,590	2,096,991
Assets Classified as Held for Sale		958,999	664,108
Total Current Assets		**115,729,916**	**76,108,496**
Non-current Assets			
Property, Plant and Equipment, Net		6,485,005	6,894,112
Patents, Net		1,739,089	1,950,154
Licenses, Net		7,227,514	7,776,374
Software, Net		585,168	243,813
Know-how and Customer Lists, Net		4,384,533	4,834,289
Goodwill		27,010,382	27,002,591
Deferred Tax Asset		661,017	1,455,723
Other Assets		1,662,250	1,577,570
Total Non-current Assets		**49,754,958**	**51,734,626**
Total Assets		**165,484,874**	**127,843,122**

See accompanying notes to the Consolidated Financial Statements.

	Note	June 30, 2007 €	December 31, 2006 €
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable		7,550,902	10,455,799
Current Portion of Licenses Payable		111,856	126,382
Provisions and Tax Liabilities		1,122,888	1,082,042
Current Portion of Deferred Revenue		8,845,565	6,648,107
Total Current Liabilities		**17,631,211**	**18,312,330**
Non-current Liabilities			
Provisions, Net of Current Portion		62,763	62,763
Deferred Revenue, Net of Current Portion		9,037,519	6,216,007
Convertible Bonds Due to Related Parties		83,638	38,371
Deferred Tax Liability		3,298,479	3,162,332
Total Non-current Liabilities		**12,482,399**	**9,479,473**
Stockholders' Equity			
Common Stock, € 3.00 Par Value;	3	22,120,859	20,135,263
Ordinary Shares Authorized (13,411,300 and 12,729,785 for 2007 and 2006, respectively)			
Ordinary Shares Issued (7,376,890 and 6,715,322 for 2007 and 2006, respectively)			
Ordinary Shares Outstanding (7,350,158 and 6,686,160 for 2007 and 2006, respectively)			
Treasury Stock (26,732 and 29,162 shares for 2007 and 2006, respectively), at Cost			
Additional Paid-in Capital	3	154,558,332	123,878,001
Accumulated Other Comprehensive Income		1,979,604	1,359,948
Accumulated Deficit		(43,287,531)	(45,321,893)
Total Stockholders' Equity		**135,371,264**	**100,051,319**
Total Liabilities and Stockholders' Equity		**165,484,874**	**127,843,122**

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity (IFRS)

	Common Stock		
	Shares	€	
Balance as of January 1, 2006	**6,025,863**	**18,077,589**	
Compensation Related to the Grant of Stock Options and Convertible Bonds	-	-	
Exercise of Options and Convertible Bonds Issued to Related Parties	35,418	106,254	
Capital Increase against Contribution in Kind, Net of Issuance Cost of € 27,060	208,560	625,680	
Capital Increase, Net of Issuance Cost of € 470,595 (Net of Deferred Tax)	384,338	1,153,014	
Other Comprehensive Income:			
Change in Unrealized Gain on Available-for-sale Securities, Net of Deferred Tax	-	-	
Foreign Currency Loss from Consolidation	-	-	
Net Profit for the Period	-	-	
Comprehensive Income	-	-	
Balance as of June 30, 2006	**6,654,179**	**19,962,537**	
Balance as of January 1, 2007	**6,715,322**	**20,145,966**	
Result Incurred Through Restructuring of Affiliates	-	-	
Compensation Related to the Grant of Stock Options and Convertible Bonds	-	-	
Exercise of Options and Convertible Bonds Issued to Related Parties, Net of Issuance Cost of € 9,350 (Net of Deferred Tax)	9,380	28,140	
Exercise of Options from Treasury Stock Issued to Related Parties	-	-	
Capital Increase against Contribution in Kind, Net of Issuance Cost of € 1,054,860 (Net of Deferred Tax)	652,188	1,956,564	
Other Comprehensive Income:			
Change in Unrealized Gain on Available-for-sale Securities, Net of Deferred Tax	-	-	
Effect from Equity-related Recognition of Deferred Taxes	-	-	
Foreign Currency Loss from Consolidation	-	-	
Net Profit for the Period	-	-	
Comprehensive Income	-	-	
Balance as of June 30, 2007	**7,376,890**	**22,130,670**	

See accompanying notes to the Consolidated Financial Statements.

	Shares	Treasury Stock €	Additional Paid-inCapital €	Revaluation Reserve €	Translation Reserve €	Accumulated Deficit €	Total Stock-holders' Equity €
	29,162	**(10,703)**	**96,412,849**	**584,679**	**293,184**	**(51,349,827)**	**64,007,771**
	-	-	656,463	-	-	-	656,463
	-	-	874,601	-	-	-	980,855
	-	-	8,002,500	-	-	-	8,628,180
			15,479,432				16,632,446
	-	-	-	94,346	-	-	94,346
	-	-	-	-	(171)	-	(171)
	-	-	-	-	-	4,542,974	4,542,974
	-	-	-	**94,346**	**(171)**	**4,542,974**	**4,637,149**
	29,162	**(10,703)**	**121,425,845**	**679,025**	**293,013**	**(46,806,853)**	**95,542,864**
	29,162	(10,703)	123,878,001	1,066,790	293,158	(45,321,893)	100,051,319
	-	-	-	-	-	(1,389)	(1,389)
	-	-	733,420	-	-	-	733,420
	-	-	348,935	-	-	-	377,075
	(2,430)	892	-	-	-	-	892
			29,597,976				31,554,540
	-	-	-	816,577	-	-	816,577
	-	-	-	(140,742)	-	-	(140,742)
	-	-	-	-	(56,179)		(56,179)
	-	-	-	-		2,035,751	2,035,751
	-	-	-	**675,835**	**(56,179)**	**2,035,751**	**2,655,407**
	26,732	**(9,811)**	**154,558,332**	**1,742,625**	**236,979**	**(43,287,531)**	**135,371,264**

Consolidated Statements of Cash Flows (IFRS)

For the Period Ended June 30,	Note	2007 €	2006 €
Operating Activities			
Net Profit		2,035,751	4,542,974
Adjustments to Reconcile Net Profit to Net Cash Provided by Operating Activities:			
Non-cash Charges from PPA		276,029	355,809
Depreciation and Amortization of Tangible and Intangible Assets		2,125,025	1,898,687
Income Tax Benefit		(234,483)	(263,377)
Net Gain on Sales of Financial Assets		(31,396)	(485,029)
Unrealized Net Gain on Derivative Financial Instruments		(68,473)	(10,781)
Loss / (Gain) on Sale of Property, Plant and Equipment		22,435	(1,423)
Recognition of Deferred Revenue		(14,498,123)	(7,599,876)
Stock-based Compensation		722,531	648,542
Changes in Operating Assets and Liabilities:			
Accounts Receivable		(3,109,050)	592,314
Prepaid Expenses and Other Assets		307,571	(152,609)
Accounts Payable and Provisions		(1,606,075)	2,077,838
Licenses Payable		(14,526)	50,391
Other Liabilities		(1,236,064)	(1,202,351)
Deferred Revenue		19,517,093	14,189,355
Cash Generated from Operations		**4,208,245**	**14,640,464**
Interest Paid		(2,265)	(9,611)
Net Cash Provided by Operating Activities		**4,205,980**	**14,630,853**

See accompanying notes to the Consolidated Financial Statements.

For the Period Ended June 30,	Note	2007 €	2006 €
Investing Activities:			
Purchases of Financial Assets		(10,205,658)	(31,458,784)
Proceeds from Sales of Financial Assets		4,746,517	18,304,909
Purchases of Property, Plant and Equipment		(703,734)	(354,019)
Proceeds from Disposals of Property, Plant and Equipment		24,804	8,666
Additions to Intangibles		(551,943)	(155,068)
Acquisition of Serotec, Net of Cash Acquired		-	(21,172,502)
Net Cash Used in Investing Activities		**(6,690,014)**	**(34,826,798)**
Financing Activities:			
Proceeds from the Issuance of Equity		32,609,400	17,103,041
Proceeds from the Exercise of Options and Convertible Bonds Granted to Related Parties		387,317	980,855
Net of Proceeds and Payments from the Issuance of Convertible Bonds Granted to Related Parties		45,267	28,155
Purchases of Derivative Financial Instruments		(91,500)	(93,650)
Proceeds from the Disposal of Derivative Financial Instruments		121,993	-
Net Cost of Share Issuance		(1,064,210)	(497,655)
Net Cash Provided by Financing Activities		**32,008,267**	**17,520,746**
Effect of Exchange Rate Differences on Cash		12,506	221,857
Increase / (Decrease) in Cash and Cash Equivalents		29,536,739	(2,453,342)
Cash and Cash Equivalents at the Beginning of the Period		**3,765,320**	**4,017,029**
Cash and Cash Equivalents at the End of the Period		**33,302,059**	**1,563,687**

See accompanying notes to the Consolidated Financial Statements.

Notes to the Interim Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), IAS 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board (IASB), London in consideration of the interpretations of the Standing Interpretations Committee (SIC), the International Financial *Reporting Interpretations Committee* (IFRIC) and the IFRS adopted by the European Commission.

The consolidated financial statements for the period ended June 30, 2007, include MorphoSys AG, MorphoSys IP GmbH, MorphoSys USA, Inc., MorphoSys UK Ltd. (former Serotec Ltd.), MorphoSys US, Inc. (former Serotec, Inc.), MorphoSys AbD GmbH (former Serotec GmbH), Oxford Biotechnology Ltd., and Poole Real Estate Ltd. (former Biogenesis UK Ltd.), together referred to as the "Group".

1 Changes in Accounting Policies

The accounting policies applied for the financial statements as of December 31, 2006 have been used throughout the first six months of 2007, except for the following changes:

Basis of Consolidation

All business combinations are accounted for using the purchase method according to IFRS 3 "Business Combinations", whereby identifiable assets and liabilities assumed are measured initially at their fair value. Any excess of the purchase price over the amounts allocated is recognized as goodwill. The goodwill is subject to a regular review for possible impairment. In January 2007, the accounting for the purchase price allocation in connection with the Serotec acquisition – *hitherto only provisional – had been completed according to IFRS 3.62.*

Corporation Tax Reform

The German "Bundesrat" decided on July 6, 2007 in his sitting about the corporation tax reform 2008. As part of the regulations being effective as of January 1, 2008 the corporation tax rate will be reduced from 25% to 15% with a moderate rise in the effective trade income tax rate. One of the refinancing measures is a limit with regard to the deductibility of business expenses. These new regulations will have effects on the Group, but are not recognized within this interim financial report.

2 Segment Reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and returns that are different from those of other segments. Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group consists of the following main business segments:

Therapeutic Antibodies
MorphoSys possesses one of the leading technologies in the generation of human antibody therapeutics and bespoke antibody research projects. The Company makes use of its technology in collaborations with internationally renowned pharmaceutical and biotech companies.

AbD – Antibodies Direct
The research antibodies business leverages MorphoSys's core technological capabilities in the design and manufacture of antibodies for research purposes. It commercializes HuCAL technology focusing on the custom generation of research antibodies for partners on an individual basis.

Geographical Segments
In presenting information on the basis of geographical segments, segment revenues are based on the geographical location of the customers.

For the Six Months Period Ended June 30, (in 000's €)	Therapeutic Antibodies		AbD		Unallocated		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	18,708	17,546	9,899	8,977	-	-	28,607	26,523
Cost of Goods Sold	-	-	4,170	3,991	-	-	4,170	3,991
Segment Result	8,113	9,427	(714)	(634)	(3,929)	(3,234)	3,470	5,559
Interest Income	-	-	-	-	-	-	212	36
Interest Expense	-	-	-	-	-	-	5	76
Other Income / (Expense), Net	-	-	-	-	-	-	25	(89)
Profit before Taxes	-	-	-	-	-	-	3,702	5,430
Income Tax Expense	-	-	-	-	-	-	1,666	887
Net Profit	-	-	-	-	-	-	2,036	4,543

For the Three Months Period Ended June 30, (in 000's €)	Therapeutic Antibodies		AbD		Unallocated		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	9,939	7,585	4,548	4,096	-	-	14,487	11,681
Cost of Goods Sold	-	-	1,449	1,892	-	-	1,449	1,892
Segment Result	4,387	3,673	(248)	(1,033)	(2,017)	(1,755)	2,122	885
Interest Income	-	-	-	-	-	-	193	19
Interest Expense	-	-	-	-	-	-	2	43
Other Income / (Expense), Net	-	-	-	-	-	-	(158)	(330)
Profit before Taxes	-	-	-	-	-	-	2,155	531
Income Tax Expense	-	-	-	-	-	-	759	887
Net Profit / (Loss)	-	-	-	-	-	-	1,396	(356)

The following table shows the split of the Company's consolidated revenues by geographical markets:

For the Period ended June 30, (in 000's €)	2007	2006
Europe and Asia	16,097	16,908
U.S.A. and Canada	11,871	9,505
Other	639	110
Total	28,607	26,523

3 Changes in Stockholders' Equity

Common Stock

On June 30, 2007, the common stock of the Company was € 22,130,670 (December 31, 2006: € 20,145,966). An increase of € 1,956,564 arose as a result of a capital increase executed in May 2007. Through the conversion and exercise of 9,380 convertible bonds and options issued to management and employees, common stock increased by € 28,140 in the first six months of 2007.

Additional Paid-in Capital

On June 30, 2007, Additional Paid-in Capital amounted to € 154,558,332 (December 31, 2006: € 123,878,001). The total increase of € 30,680,331 is due to stock-based compensation provisions in the amount of € 733,420 including the equity portion of convertible bonds granted as well as € 29,597,976 from a capital increase in May 2007. A further increase of € 348,935 arose from the exercise and conversion of convertible bonds and stock options issued to related parties.

4 Changes in Convertible Bonds

In the first half of 2007, convertible bonds were granted under the 2002 Plan with terms identical to the 2002 convertible bonds grants. On January 15, 2007, 13,873 convertible bonds were granted to Management Board members and 38,945 convertible bonds were granted to employees of MorphoSys AG.

5 Directors' Dealings

The table below shows the shares, stock options and convertible bonds as well as the changes of ownership of the same, which were held by the Management Board and the Supervisory Board during the first six months of 2007:

Shares

	01/01/07	Additions	Forfeitures	Sales	30/06/07
Management Board					
Dr. Simon E. Moroney	113,461	-	-	-	113,461
Dave Lemus	-	-	-	-	-
Dr. Marlies Sproll	35	-	-	-	35
Total	**113,496**	-	-	-	**113,496**
Supervisory Board					
Dr. Gerald Möller	2,500	-	-	-	2,500
Prof. Dr. Jürgen Drews [1]	-	2,430	-	-	2,430
Dr. Walter Blättler [2]	-	-	-	-	673
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun [3]	59,300	-	-	-	59,300
Dr. Geoffrey N. Vernon	-	-	-	-	-
Total	**61,800**	**2,430**	-	-	**64,903**

1) Prof. Dr. Drews exercised his options and held the shares received

2) Entered as per May 16, 2007; shares were bought by Dr. Blättler prior to election to the Supervisory Board

3) Retired as per May 16, 2007

Stock Options

	01/01/07	Additions	Forfeitures	*Exercises*	30/06/07
Management Board					
Dr. Simon E. Moroney	83,000	-	-	-	83,000
Dave Lemus	48,000	-	-	-	48,000
Dr. Marlies Sproll	26,250	-	-	-	26,250
Total	**157,250**	-	-	-	**157,250**
Supervisory Board					
Dr. Gerald Möller	-	-	-	-	-
Prof. Dr. Jürgen Drews [1]	2,430	-	-	2,430	-
Dr. Walter Blättler [2]	-	-	-	-	-
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun [3]	-	-	-	-	-
Dr. Geoffrey N. Vernon	-	-	-	-	-
Total	**2,430**	-	-	**2,430**	-

1) Prof. Dr. Drews exercised his options and held the shares received

2) Entered as per May 16, 2007

3) Retired as per May 16, 2007

Convertible Bonds

	01/01/07	Additions	Forfeitures	Exercises	30/06/07
Management Board					
Dr. Simon E. Moroney	5,699	5,549	-	-	11,248
Dave Lemus	4,749	4,624	-	-	9,373
Dr. Marlies Sproll	3,800	3,700	-	-	7,500
Total	**14,248**	**13,873**	**-**	**-**	**28,121**
Supervisory Board					
Dr. Gerald Möller	-	-	-	-	-
Prof. Dr. Jürgen Drews	-	-	-	-	-
Dr. Walter Blättler [2]	-	-	-	-	-
Dr. Daniel Camus	-	-	-	-	-
Dr. Metin Colpan	-	-	-	-	-
Prof. Dr. Andreas Plückthun [3]	-	-	-	-	-
Dr. Geoffrey N. Vernon	-	-	-	-	-
Total	-	-	-	-	-

2) Entered as per May 16, 2007

3) Retired as per May 16, 2007

6 Transactions with Related Parties

In July 2006, the Company entered into consulting agreements with the member of the Supervisory Board Prof. Dr. Andreas Plückthun and a further scientist of the University of Zurich, Switzerland. According to the agreements, the consultants shall provide consulting services in the antibody and scaffold field.

7 Review

The consolidated financial statements and this report as of June 30, 2007 have been subject to a review by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, München.

8 Responsibilty Statement

"To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year."

Martinsried/Planegg, July 25, 2007

Dr. Simon E. Moroney	Mr. Dave Lemus	Dr. Marlies Sproll
Chief Executive Officer	Chief Fiancial Officer	Chief Scientific Officer

Review Report

To MorphoSys Aktiengesellschaft, Martinsried/Planegg

We have reviewed the interim consolidated financial statements - comprising the balance sheet, income statement, cash flow statement, statement of changes in equity and selected explanatory notes - and the interim group management report of MorphoSys Aktiengesellschaft, Martinsried/Planegg for the period from January 1 to June 30, 2007 which are part of the half year financial reports according to § 37 w Abs. 3 WpHG [„Wertpapierhandelsgesetz": „German Securities Trading Act"]. The preparation of the interim consolidated financial statements in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report which has been prepared in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports is the responsibility of the Company's management. Our responsibility is to issue a review report on these interim consolidated financial statements and on the interim group management report based on our review.

We performed our review of the interim consolidated financial statements and the group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and conduct the review so that we can preclude through critical evaluation, with a certain level of assurance, that the interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU, and that the interim group management report has not been prepared, in material aspects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor's report.

Based on our review, no matters have come to our attention that cause us to presume that the interim consolidated financial statements have not been prepared, in all material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the regulations of the German Securities Trading Act applicable to interim group management reports.

Munich, July 25, 2007

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Maurer	Rahn
Wirtschaftsprüfer	Wirtschaftsprüfer

Imprint

Financial Calendar

25 October 2007: Nine Months' Report

Contact

Corporate Communications

Dave Lemus
Chief Financial Officer
Tel.: +49 89 899 27-439
Fax: +49 89 899 27-5439

Dr. Claudia Gutjahr-Löser
Head of Corporate Communications
Tel.: +49 89 899 27-122
Fax: +49 89 899 27-5122

Mario Brkulj
Manager Public Relations
Tel.: +49 89 899-454
Fax: +49 89 899 27-5454

MorphoSys AG
Lena-Christ-Str. 48
82152 Martinsried / Planegg
Germany

E-mail: investors@morphosys.com
Internet: www.morphosys.com

This interim report is also published in German and is available for download from our website.

END